August 7, 2012

Mr. Spirgel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	Performant Financial Corporation (the “Registrant”)
Registration Statement on Form S-1
Registration File No. 333-182529

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between July 23, 2012 and August 2, 2012, 2,100 copies of the Preliminary Prospectus dated July 23, 2012 were distributed as follows: 1,200 to prospective underwriters, 887 to institutional investors, 0 to prospective dealers, and 13 to others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00 p.m. Washington, D.C. time on Thursday, August 9, 2012, or as soon thereafter as practicable.

Very truly yours,

MORGAN STANLEY & CO. LLC GOLDMAN, SACHS & CO. As representatives of the Prospective Underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ John D. Tyree
Name: John D. Tyree
Title: Managing Director

GOLDMAN, SACHS & CO.

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)

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